# Westchester Capital FUNDS

## The Merger Fund VL
A Westchester Capital Fund

Fund Snapshot as of July 31, 2016

### FUND FACTS

| | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $29.7 million |
| Total Firm Assets: | $ 4.7 billion |
| Symbol: | MERVX |
| CUSIP: | 589512102 |

**As of the end of July, the Fund returned 0.38% for the month, 1.24% YTD, and 4.79% annualized since inception.**

## PERFORMANCE

### as of Month-End: July 31, 2016

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 1.34% | 1.24% | -0.23% | 1.37% | 1.42% | 4.79% |
| BofA Merrill Lynch 3-month T-Bill | 0.08% | 0.18% | 0.22% | 0.10% | 0.09% | 1.36% |
| Barclays Aggregate Bond Index | 2.47% | 5.99% | 5.96% | 4.24% | 3.57% | 4.80% |
| S&P 500 Index | 5.82% | 7.66% | 5.61% | 11.16% | 13.38% | 7.82% |

### as of Quarter-End: June 30, 2016

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 0.00% | 0.86% | -0.78% | 1.59% | 1.00% | 4.79% |
| BofA Merrill Lynch 3-month T-Bill | 0.07% | 0.15% | 0.19% | 0.09% | 0.09% | 1.37% |
| Barclays Aggregate Bond Index | 2.22% | 5.32% | 6.04% | 4.07% | 3.77% | 4.78% |
| S&P 500 Index | 2.46% | 3.84% | 3.99% | 11.66% | 12.10% | 7.55% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 22, 2016 Prospectus, the Fund's total annual operating expense ratio was 2.60%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2017 only with approval of the Board of Trustees), total annual operating expenses were 1.82%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2016 | -0.96% | 0.29% | 1.54% | -0.95% | 1.34% | -0.38% | 0.38% | | | | | | 1.24% |
| 2015 | -0.18% | 1.66% | -0.09% | 0.09% | 0.45% | -1.17% | -0.18% | -1.10% | -1.30% | 1.31% | -0.46% | 0.11% | -0.90% |
| 2014 | -0.55% | 1.10% | 0.09% | 0.45% | 1.00% | 0.81% | -0.53% | 0.89% | -1.33% | -1.17% | 0.45% | 0.18% | 1.37% |
| 2013 | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | 0.09% | 0.63% | 3.88% |
| 2012 | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| 2011 | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| 2010 | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| 2009 | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| 2008 | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| 2007 | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| 2006 | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| 2005 | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| 2004 | | | | | | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.65% | 1.03 | 0.19 | 0.33 | -7.22% | 4 |
| BofA Merrill Lynch 3-month T-Bill | 0.54% | 2.46 | 0.00 | 0.01 | -0.01% | 1 |
| Barclays Aggregate Bond Index | 3.16% | 1.50 | 0.00 | 0.00 | -3.82% | 2 |
| S&P 500 Index | 14.17% | 0.60 | 1.00 | 1.00 | -50.95% | 37 |

# Westchester Capital FUNDS

## The Merger Fund VL
A Westchester Capital Fund

Fund Snapshot as of July 31, 2016

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 24.96% |
| Average position size: | 1.39% |
| Number of long positions[1]: | 61 |
| Number of short positions[1]: | 29 |
| % Invested: | 84.99% |
| Short positions as a % of net assets: | 23.58% |

[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).

### Regional Exposure



- United States
- United Kingdom
- Europe ex-U.K.
- Australia
- Japan
- North America offshore
- Asia ex-Japan

### By Deal Terms



- Cash
- Cash & Stock
- Stock and Stub
- Stock with Fixed Exchange Ratio
- Undetermined*
- Stock with Flexible Exchange Ratio (Collar)

### Sector Breakdown



- Information Tech.
- Consumer Disc.
- Financials
- Materials
- Consumer Staples
- Health Care
- Industrials
- Utilities
- Energy

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

**Must be preceded or accompanied by a current prospectus or summary prospectus.**

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment; **The BofA Merrill Lynch US 3-Month Treasury Bill Index** is comprised of a single issue purchased at the beginning of the month and held for a full month.**Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.



# Westchester Capital
## FUNDS

# 2016

# Q2 Quarterly Review

| | Share class | Ticker | Morningstar Category | OVERALL Morningstar Rating™ |
|---|---|---|---|---|
| **The Merger Fund®** | Investor | MERFX | Market Neutral NE | ★★★ Out of 114 market neutral funds as of 6/30/2016 |
| | Institutional | MERIX | | ★★★★ Out of 114 market neutral funds as of 6/30/2016 |
| **The Merger Fund VL** | Insurance Dedicated Fund | MERVX | Market Neutral NE | |
| **Event-Driven Fund** | Institutional | WCEIX | Market Neutral NE | |

The Overall Morningstar Rating is derived from a weighted average of the Fund's 3-, 5-, and 10-year Morningstar Rating metrics.

Shareholder Services: U.S. Bancorp Fund Services, LLC
P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201
(800) 343-8959

Investment Adviser: Westchester Capital Management, LLC
100 Summit Lake Drive ■ Valhalla ■ New York 10595
(914) 741-5600 ■ Fax (914) 741-2950

## STANDARDIZED PERFORMANCE SUMMARY
### As of June 30, 2016

| Total Firm AUM: | $4.7 billion |
|---|---|
| Strategy Assets: | |
| Merger Arbitrage[1] | $4.0 billion |
| Multi-Event[2] | $702.5 million |

| Merger Arbitrage | Average Annual Total Return (%) | | | | | | Annual Operating Expense Ratio (%)[3] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | QTD | YTD | 1 YR | 5 YR | 10 YR | Life | Gross Expense Ratio | Net Expense Ratio[3] | Net Expenses Before Investment Related Expenses[4] | Performance Inception[5] | Fund AUM |
| The Merger Fund (Investor) | -0.06 | 0.91 | -0.61 | 1.49 | 2.69 | 6.23 | 1.90% | 1.77% | 1.34% | 02/01/1989 | $2.5 b |
| The Merger Fund (Institutional) | 0.00 | 1.05 | -0.31 | n/a | n/a | 1.49 | 1.57% | 1.44% | 1.01% | 08/01/2013 | $1.3 b |

| Insurance Dedicated Funds | Average Annual Total Return (%) | | | | | | Annual Operating Expense Ratio (%)[3] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | QTD | YTD | 1 YR | 5 YR | 10 YR | Life | Gross Expense Ratio | Net Expense Ratio[6] | Net Expenses Before Investment Related Expenses[4] | Performance Inception[7] | Fund AUM |
| The Merger Fund VL | 0.00 | 0.86 | -0.78 | 1.00 | 3.62 | 4.75 | 2.60% | 1.82% | 1.40% | 05/26/2004 | $29.4 m |

| Multi-Event | Average Annual Total Return (%) | | | | | | Annual Operating Expense Ratio (%)[3] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | QTD | YTD | 1 YR | 5 YR | 10 YR | Life | Gross Expense Ratio | Net Expense Ratio[8] | Net Expenses Before Investment Related Expenses[4] | Performance Inception | Fund AUM |
| Event-Driven Fund | -0.52 | 0.31 | -2.54 | n/a | n/a | 0.81 | 2.27% | 2.13% | 1.74% | 01/02/2014 | $116 m |

| MARKET INDICES | QTD | YTD | 1 YR | 3 YR | 5 YR | 10 YR |
|---|---|---|---|---|---|---|
| Morningstar Category Avg: Market Neutral | -0.74% | -0.32% | 0.07% | 0.85% | 1.05% | 1.60% |
| BofA Merrill Lynch 3-Month U.S. Treasury Bill Index | 0.07% | 0.15% | 0.19% | 0.09% | 0.09% | 1.04% |
| Barclays Aggregate Bond Index | 2.21% | 5.31% | 6.00% | 4.06% | 3.76% | 5.13% |
| S&P 500 Index | 2.46% | 3.84% | 3.99% | 11.66% | 12.10% | 7.42% |
| The Wilshire Liquid Alternative ED Index | 0.86% | -0.82% | -4.04% | -0.79% | 0.24% | 2.48% |
| HFRX Event Driven Index | 4.53% | 3.25% | -5.27% | -0.75% | 0.84% | 0.81% |

*QTD and YTD performance is not annualized. Performance data quoted represent past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by calling (800) 343-8959 or by visiting www.westchestercapitalfunds.com.*

*[1] Includes USD 54 million in private funds advised by Westchester Capital Management, LLC's affiliated invested advisor. [2] Includes USD 586 million in sub- advised funds. [3] Expense ratios are as of a fund's most recent prospectus. Prospectus dates vary among funds. For The Merger Fund®, expense ratios are as of the May 2, 2016 prospectus. The Advisor has contractually agreed to waive a portion of its management fee until April 30, 2017 if its assets exceed certain thresholds, beginning at $1.5 billion. For The Merger Fund VL, expense ratios are as of the April 22, 2016 prospectus. For the Event-Driven Fund, expense ratios are as of the May 2, 2016 prospectus. [4] Investment related expenses include acquired fund fees and expenses, interest expense, borrowing expense and dividend expense on securities sold short. [5] The inception date of the Merger Fund® Investor share class is January 31, 1989. [6] The Merger Fund VL: The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses to an amount not to exceed 1.40%. The expense limitation is expected to apply until April 30, 2017, except that it may be terminated by the Board of Trustees at any time. [7] The inception date of The Merger Fund VL is May 26, 2004. [8] Event-Driven Fund: The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses of the institutional class of shares to an amount not to exceed 1.74%. The expense limitation is expected to apply until April 30, 2017, except that it may be terminated by the Board of Trustees at any time.*

Fellow Shareholders,

Our funds retreated slightly in the second quarter but have largely retained gains made over the previous nine months, since last November. During the second quarter, The Merger Fund®, The Merger Fund VL and the WCM Alternatives: Event Driven Fund returned -0.06, 0.00%, and -0.52% but ended the first half of the year at +0.91, +0.86 and +0.31 respectively.[1] While below our short-term targets, the strategies continue to deliver positive returns with a fraction of the risk (measured by standard deviation) of the broad markets.[2] Standard deviation, which measures the variability of a Fund's monthly returns, can be a useful gauge of our ability to provide a low volatility product in both good and bad markets.

It is said that markets hate uncertainty. We are in the midst of unprecedented uncertainty involving negative sovereign interest rates, continued worldwide terrorism, Brexit fallout, and economic sluggishness (not to mention Olympic doping scandals). However, after a brief post-Brexit "bucket-shop dive,"[3] equity markets have resumed confounding the pundits by re-testing their all-time highs. This has counter-intuitively occurred while interest rates tested all-time lows. Perhaps the U.S. markets are the nicest houses in a terrible neighborhood; or more insidiously, perhaps investors chasing anything with yield (dividends) are bidding up the market to unsustainable levels in an environment of declining earnings and limited visibility. The second quarter began with the volatility that has been a persistent theme for the last nine months. Although the S&P 500 and Dow Jones Industrial Average ("DJIA") both finished the mid-point of the year in the green, at +3.8% and +4.3% respectively, roughly half of that performance came in the last three trading days of the quarter. Even though the NASDAQ also surged in late-quarter trading, it's still with a loss of 3.3%. In addition to the above items, concern over the timing of the next Federal Reserve Bank interest rate increase and an unpredictable presidential election race contributed to investor unease.

At its June 16 meeting, the Fed's Federal Open Market Committee ("FOMC") maintained their collective outlook for two rate hikes by the end of 2016 (of which we are dubious), but lowered forecasts for rate rises over the next two years. Then, in late June, British citizens voted in a non-binding referendum to exit the European Union (a process referred to as Brexit). Suffice it to say, the market's gyrations since the vote reflect extreme uncertainty regarding its eventual impact on the global economy. Additionally, seemingly irrational bond prices have investors scratching their heads wondering when interest rates will inevitably rise. Year-to-date worldwide bond prices have risen the most since 1997. The 40-year Japanese government bond returned 48% during the first half of 2016 and the U.S. 30-year Treasury bond was up 22% through June. Yields on almost $10 trillion (yes, with a "T") of worldwide sovereign debt, roughly one third of all sovereign debt, now offer negative yields. Jeff Gundlach of DoubleLine Capital warned of a "mass psychosis" among bond investors, and former Bond King Bill Gross of Janus Capital referred to the global bond market as a "supernova that will explode one day." If and when there is a return to reality and rates rise, bond prices- by definition- will trade down.

## STRATEGY UPDATES

### Merger Activity

Uncertainty tends to impede merger and acquisition ("M&A") activity by delaying deal originations as well as completions. Corporate boards, their bankers and attorneys rely on the predictability of pro-forma financials as well as regulatory reviews. Witness recent geo-political events, which pressured M&A activity in the second

---

[1] As of the date of this letter, on August 5, our ytd returns have continued to rebound for all of our funds, with The Merger Fund® +1.57%, The Merger Fund VL+1.53%, and WCM Alternatives: Event-Driven +1.25% YTD.

[2] As of 6/30/2016 the standard deviation of The Merger Fund® was 3.01% versus 11.25% for the S&P 500 Index and 11.71% for the MSCI World Index

[3] See Edwin LeFevre, *Reminiscences of a Stock Operator* (John Wiley & Sons, 1923)

*Performance data quoted represents past performance; past performance does not guarantee future results.*

quarter and caused deal spreads to widen beyond normal levels.  However, the effect appears to have been short-lived, as transaction numbers have increased over the past month, and many of the existing deals which were affected have progressed toward planned closings.  This has narrowed spreads and generated attractive risk-adjusted returns despite the macro environment.[4]  According to UBS' Special Situations desk, median annualized merger arbitrage spreads tightened from 6.7% on June 24th to 5.8% on July 1st.  The mechanics of the British EU exit are unclear and the estimated three year time frame could be off by several years, but the market has shrugged it off as a minor pothole in an otherwise bumpy road.  Markets rebounded and deal activity picked back up fairly quickly.  International and cross-border acquirers are adept at operating in multiple jurisdictions with different sets of governing rules and regulations, so what's one additional application between friends?

Selectivity is always important in portfolio management, but even more so for investors in corporate reorganizations.  While robust deal activity provides additional opportunities, they may not all be attractive, which is why active portfolio management is critical in our strategies.  Although 2015 set records for deal volume, 2016 may set records for terminated deals, as companies have been reluctant to take on meaningful regulatory, litigation or tax risk to the extent they did a year ago.[5]  Reflecting this dynamic, recent acquirer price reactions have deteriorated, suggesting concern by shareholders regarding execution risk.  Fortunately, our discipline and risk management models assisted in avoiding the majority of 2016's terminations thus far.

## Portfolio Performance Summary

The Merger Fund had a stable quarter, but is behind our rate-of-return target for the year. Although it retained a year-to-date gain of 0.91%, the Fund showed a slight loss of -0.06% during the second quarter.  Winners outnumbered losers with 58 out of the Fund's 85 positions showing advances. Newly announced transactions were abundant during the second quarter, and the business environment remains conducive to deal activity.

The Fund's most profitable holding this quarter was Baxalta Inc., whose acquisition by Shire PLC was completed in early June, creating a global leader in rare disease treatment.  Other holdings that produced gains for the Fund in the second quarter include The Dow Chemical Company, which agreed to merge with E.I. Du Pont De Nemours (DuPont) in a $120 billion merger-of-equals transaction, reshaping the chemical and agricultural industries.  Upon completion, the combined DowDupont will split into three separate businesses focusing on agriculture, material sciences and specialty products through a tax-free spinoff.  Additionally, the Fund profited from Time Warner Cable Inc.'s acquisition by Charter Communications, Inc., a transaction that had been in the works for more than a year after the FCC blocked Comcast's prior attempt to buy Time Warner; Anheuser-Busch InBev, which recently received U.S. antitrust approval for its takeover of SABMiller plc, bringing Budweiser's brewer a step closer to completing the industry's biggest merger ever; and Starwood Property Trust, Inc., which signed a merger agreement with Marriott International following a nearly month-long bidding war with China's Anbang Insurance Group.

Broken deals are typically the cause of most of our losses, but the Fund's experience with the pending acquisition of Alere, Inc. by Abbot Laboratories illustrates that it is also possible to be "blindsided" in mergers which may ultimately still be completed.  Abbot announced in February that it would purchase diagnostics specialist Alere in a very strategic $5.8 billion transaction.  Since then, in a succession of negative announcements, Alere disclosed it had received a subpoena regarding potential Foreign Corrupt Practices Act (FCPA) violations over unusual payments (i.e. bribes) in Africa, Asia and Latin America. Then it announced a product termination and recall.  This

---

[4]  To be clear, on a mark-to-market basis, the Fund makes money when spreads on its investments narrow and loses money when spreads widen.  When deals are complete, the arbitrage spread shrinks to zero.
[5]  Reuters, 2016 Is Turning Into a Record Year for Broken Deals In Global M&A, June 30, 2016

*Performance data quoted represents past performance; past performance does not guarantee future results.*

was then followed by a criminal investigation over Medicare/Medicaid billing practices. On top of all of this, the company missed a deadline to file its 2015 annual report with the SEC due to possible revenue recognition irregularities. In April, prior to the product recall and billing investigation, Abbott, offered to terminate the transaction and pay Alere's costs of as much as $50 million. The origin of the offer is not exactly known but given that Abbot would eventually have to assume liability for consequences of Alere's past alleged misdeeds, we can deduce the reason. Alere, in the meantime, claims that it has not violated the merger agreement in any way and that there have been no material developments to trigger a breach. Nonetheless, midway through this soap opera, we exited the position that we had developed early in the lifecycle of the transaction, sustaining some losses, but avoiding much of the most recent 17% price drop. Now, it is quite possible that neither the bribes nor the billing issue nor the product discontinuance are "material" for the purposes of the merger agreement; and also possible that Alere will file its annual report prior to the closing and Abbott will just say "never mind" and complete the transaction. We would put those odds at less than a coin toss; and thus we are accordingly avoiding the deal unless the financials are filed and Abbot also publicly re-commits itself to the transaction.

We were equally disappointed when two other deals were terminated. The first involved a straightforward, highly strategic merger between two Chinese (which, going forward will be a yellow light for us) cement companies. Anhui Conch Cement Company Limited agreed to purchase West China Cement Ltd. in a U.S. $1.2b all-cash transaction in November 2015. Conch already owned almost a quarter of West China's shares, and they had locked up another 32% through an agreement with West China's founder and CEO. Additionally, the Chinese government has been encouraging consolidation in the sector. This industrial transaction had been a top pick of virtually every Asian broker and research shop we deal with; the apparent support of the Chinese government was a plus; we were familiar with the terms of the merger agreement and were comfortable with the commitment of the parties. During the pendency of the transaction, industry fundamentals had deteriorated and the buyer relied on the "termination date" condition of June 30, 2016 to, in effect, run out the clock and fail to complete the transaction in time. The ostensible reason was failure to obtain all of the required Chinese regulatory approvals in time, noting that the deal was not blocked, but just that approval had not been received as required by the agreement. Undoubtedly, the buyer could have very easily, as we have seen many times before, agreed to extend that date, also known as the "drop dead date." Unfortunately, the timing factor/excuse allowed the buyer to exit the transaction that had become less profitable, without penalty. Lesson learned. This situation cost The Merger Fund, VL and WCM Alternatives: Event-Driven Fund 0.08%, 0.08% and 0.76% respectively.

The other broken deal occurred when Pfizer Inc. and Allergan plc terminated their planned $150 billion merger after the Obama administration clearly targeted this deal, which would have redomiciled the largest drug company in the U.S. to Ireland in order to lower its taxes. Thankfully, we were able to limit our losses to roughly 18 bps as we continued to trim our position throughout the first quarter when it became apparent that the Treasury Department was working on ways to further limit inversion transactions. Hopefully, more meaningful tax reform is in our future so that companies would not be incentivized to move offshore.

The Merger Fund® held positions in 65 transactions and was approximately 80% invested, with cash on the sidelines from recently closed deals waiting to be deployed as opportunities arise, at the end of June.[6] While recent uncertainty had temporarily slowed down activity levels, the rationale for M&A is still in place: the need to supplement organic growth with M&A, the opportunity to improve margins with realized synergies, and the availability of low-cost capital to finance acquisitions.[7] The charts below reflect our exposure as of June 30.

---

[6] As of the writing of this letter, The Merger Fund® has moved up to approximately 87% invested.
[7] Ibid

*Performance data quoted represents past performance; past performance does not guarantee future results.*

## SECTOR EXPOSURE



- Information Tech.
- Financials
- Industrials
- Consumer Staples
- Utilities
- Consumer Disc.
- Materials
- Health Care
- Energy
- Telecom

## REGIONAL EXPOSURE



- United States
- United Kingdom
- Asia ex-Japan
- North America Offshore
- Europe ex-U.K.
- Australia
- Japan

| Type of Buyer | |
|---|---|
| Strategic | 94.68% |
| Financial | 5.32% |

| By Deal Type | |
|---|---|
| Friendly | 100.00% |
| Hostile | 0.00% |

| Deal Terms | |
|---|---|
| Cash & Stock | 33.99% |
| Cash | 31.51% |
| Stock & Stub | 15.32% |
| Stock with Fixed Exchange Ratio | 10.33% |
| Undetermined* | 6.94% |
| Stock with Flexible Exchange Ratio (Collar) | 1.91% |

\* The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

### Event-Driven Activity

Shifting gears to a cyclical area of investment opportunity we have recently discussed, new analysis from Goldman Sachs offered an encouraging outlook for spinoffs. Our 2015 Q4 letter expressed disappointment in the performance of spinoffs through much of 2014-2015. According to Goldman, spinoffs have begun to perform better over the last several quarters:

- Of the 40 completed spin-offs 2015-16YTD, 58% (23 of 40) "SpinCo's" have outperformed reference indices since the effective date with median outperformance of 4.2%, and 65% (26 of 40) have outperformed since one week post effective date (9.6% median outperformance).

Whereas:

- Of the 30 completed spin-offs in 2014, 80% (24 of 30) SpinCo's have underperformed reference indices since the effective date with median underperformance of 19.0%, and 80% (24 of 30) have underperformed since one week post effective date (16.5% median underperformance).

Several interesting positions worth noting are as follows:

We own the bonds of Energy Futures Holdings Corporation, the former Texas Utilities Corp, which filed for bankruptcy in 2014. The company is being purchased by Nextera Energy, and upon completion of the transaction, the bonds will be redeemed at par and accrued interest paid to the holders. Yahoo! Inc., a position discussed in the past several letters, finally agreed to sell its core business to Verizon Communications Inc. (rather than the company's prior plan to spin out its valuable interest in Alibaba Group). This is the first step to unlocking

*Performance data quoted represents past performance; past performance does not guarantee future results.*

the value embedded in the shares through its ownership of Alibaba shares, Yahoo Japan shares, patent portfolio and cash position. Another interesting investment, structured as a long-stock/short-call/long-put position was the Fund's investment in ConAgra Foods Inc., which announced in November 2015 that it planned to split itself into two companies by "monetizing" its interest in Lamb Weston (Conagra's very exciting potatoes and vegetables business) via a spin-off transaction. Another de-merger transaction is the multi-year culmination of Hilton Worldwide Holdings Inc. ("HLT") plan to break up the company into three distinct businesses- its timeshare operations, park hotels & resorts (which will be a REIT) and the remainder, known as "asset-light" Hilton which will receive franchise and management fees. As we have moved closer the expected end-of year spin-off of these assets, HLT stock has increased, reflecting the expected unlocking of conglomerate value.

## Portfolio Performance Summary

| Strategy | Allocations |
| --- | --- |
| Arbitrage | 68.94% |
| Special Situations | 20.66% |
| Extraordinary Events | 6.80% |
| Non-directional Credit | 3.60% |
| Total | 100.00% |

*Strategy allocations are the direct result of our bottom-up research; our investment decisions are based on the unique characteristics of each opportunity. Every investment must be public and have a defined timeline and expected return. Outside of these factors, the strategy is designed to "go where the events are." We are, therefore, more reactive than proactive when it comes to making specific allocations to macro-factors like strategy, sector and even country.*

The WCM Alternative: Event-Driven Fund declined by 0.52% during the second quarter, leaving the Fund ahead by 0.31% for the year. We held 100 investments during the quarter; 70 positions posted gains while 30 had negative marks-to-market. We invested in 18 new situations during the quarter, and as of the end of June we held 79 positions and were 113% invested. Although there is much overlap with The Merger Fund® in the merger arbitrage positions that we select for inclusion in the portfolio, we do so when the risk reward profiles are as compelling as the specific event-driven investments that we consider. Over the long haul, the inclusion of hard catalyst-driven investments may allow a portfolio to produce higher rates of return than a pure merger arbitrage fund, but the tradeoff would likely be slightly higher standard deviation and short-to-medium term correlation with equity markets.

## OUR COMPANY

WCM manages a total of five SEC-registered mutual funds. Our other vehicles span a spectrum from lower-return, lower-volatility expectations to higher volatility with potentially higher return expectations:

| Account | Vehicle | Strategy | Inception |
| --- | --- | --- | --- |
| The Merger Fund® | | | |
|     Investor Share Class (MERFX) | SEC '40-Act Fund | Merger Arbitrage | 1989 |
|     Institutional Share Class (MERIX) | SEC '40-Act Fund | Merger Arbitrage | 2013 |
| The Merger Fund VL (MERVX) | Variable Insurance Trust | Merger Arbitrage | 2004 |
| Dunham Monthly Distribution Fund (DNMDX) | Sub-advised SEC '40-Act Fund | Event-Driven | 2008 |
| WCM Alternatives: Event-Driven Fund (WCEIX) | SEC '40-Act Fund | Event-Driven | 2014 |
| JNL/Westchester Capital Event Driven Fund | Sub-advised SEC '40-Act Fund | Event-Driven | 2015 |

*Performance data quoted represents past performance; past performance does not guarantee future results.*

As usual, quarterly statistical summaries for any of our vehicles are provided within two weeks of the end of the quarter- typically one month prior to the release of the quarterly letter. They are available electronically on our website, and we would be happy to provide a scheduled email as soon as the data becomes available. For convenience, investors can arrange for e-alerts of important Fund communications. Through our website at www.westchestercapitalfunds.com, you can check direct account balances, make purchases and sales, and sign up for notification of trade confirmations, statements and shareholder communications via e-mail.


Roy Behren

Mike Shannon


**IMPORTANT DISCLOSURES**

*Before investing in The Merger Fund® and/or WCM Alternatives: Event-Driven Fund, carefully consider the investment objectives, risks, charges and expenses. For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959. Please read the prospectus carefully before investing. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. To obtain a prospectus for the Dunham Monthly Distribution Fund, please visit www.dunham.com. Please read it carefully before investing. Shares of JNL/Westchester Capital Event Driven Fund are offered to separate accounts of participating life insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Shares of the fund are not offered directly to the public. For a prospectus containing information for any variable annuity or variable life product that invests in the Fund, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Variable annuities are long-term, tax-deferred investments designed for retirement, involve investment risks and may lose value. Earnings are taxable as ordinary income when distributed and may be subject to a 10% federal tax penalty if withdrawn before age 59½. Optional benefit costs are added to the ongoing fees and expenses of the variable annuity.*

*Variable annuities (VA650, VA660) are issued by Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and in New York (VA650NY, VA660NY) by Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York). Variable annuities are distributed by Jackson National Life Distributors LLC, member FINRA. May not be available in all states and state variations may apply. These products have limitations and restrictions, including withdrawal charges, recapture charges and excess interest adjustments (interest rate adjustments in New York) where applicable. Jackson® issues other annuities with similar features, benefits, limitations and charges. Contact Jackson for more information. Jackson is the marketing name for Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York.*

Fund holdings and sector allocations are subject to change and should not be considered a recommendation to buy or sell any security. The Ten Largest Positions as a Percent of Net Assets for The Merger Fund® as of June 30, 2016 were: EMC Corporation (5.41%), SABMiller plc (4.82%), Starwood Hotels & Resorts Worldwide Inc. (4.51%), KLA-Tencor Corp. (4.48%), Tyco International plc (4.25%), Yahoo! Inc. (4.05%), LinkedIn Corporation (3.78%), Jarden Corporation (3.36%), Ingram Micro Inc. (3.35%), The Valspar Corporation (3.32%). The Ten Largest Positions as a Percent of Net Assets for The Merger Fund VL as of June 30, 2016 were: EMC Corporation (5.24%), SABMiller plc (4.66%), KLA-Tencor Corp. (4.43%), Starwood Hotels & Resorts Worldwide Inc. (4.40%), Tyco International plc (4.23%), Yahoo! Inc. (4.13%), LinkedIn Corporation (3.72%), Jarden Corporation (3.42%), Ingram Micro Inc. (3.31%), The Valspar Corporation (3.19%). The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives Event-Driven Fund as of June 30, 2016 were: EMC Corporation (5.20%), Tyco International plc (4.79%), SABMiller plc (4.77%), KLA-Tencor Corp. (4.54%), Starwood Hotels & Resorts Worldwide Inc. (4.31%), Yahoo! Inc. (3.85%), LinkenIn Corporation (3.71%), The Valspar Corporation (3.71%), Jarden Corporation (3.32%), American International Group, Inc. (3.00%).

*Performance data quoted represents past performance; past performance does not guarantee future results.*

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Funds' return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Funds' may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Funds' and may produce significant losses. The Funds' hedging strategy will be subject to the Funds' investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

References to other mutual funds do not construe an offer of those securities. Any tax or legal information provided is merely a summary of our understanding and interpretation of some of the current income tax regulations and is not exhaustive. Investors must consult their tax advisor or legal counsel for advice and information concerning their particular situation. Neither the Funds' nor any of their representatives may give legal or tax advice.

The views expressed are as of August 5, 2016 and are a general guide to the views of Westchester Capital Management, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. This document does not replace portfolio and fund-specific materials.

For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) As of June 30, 2016, The Merger Fund® was rated against the following numbers of U.S.-domiciled Market Neutral funds over the following time periods: 114 funds in the last three years, 66 funds in the last five years, and 33 funds in the last ten years. With respect to these Market Neutral funds, The Merger Fund® – Investor received a Morningstar Rating of 3 stars, 4 stars and 3 stars for the three-, five- and ten year periods, respectively; The Merger Fund® – Institutional received a Morningstar Rating of 4 stars, 4 stars and 3 stars for the three-, five- and ten-year periods, respectively. © 2016 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely.

Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Absolute return strategies are not intended to outperform stocks and bonds during strong market rallies. An absolute return fund may not achieve its goals and may underperform during periods of strong positive market performance.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The MSCI World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; **The Morningstar Category: Market Neutral** is an index comprised of a universe of funds with similar investment objectives; **The Dow Jones Industrial Average (DJIA)** is a price-weighted average of 30 significant stocks traded on the New York Stock Exchange (NYSE) and the NASDAQ; **The NASDAQ** refers to the Nasdaq Composite, an index of more than 3,000 stocks listed on the Nasdaq exchange that includes the world's foremost technology and biotech giants such as Apple, Google, Microsoft, Oracle, Amazon, Intel and Amgen; **The BofA Merrill Lynch US 3-Month Treasury Bill Index** is comprised of a single issue purchased at the beginning of the month and held for a full month. Indices are unavailable for direct investment. **The Wilshire Liquid Alternative Event Driven Index**[SM] measures the performance of the event driven strategy component of The Wilshire Liquid Alternative Index[SM]. Event driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes. The Wilshire Liquid Alternative Event Driven Index (WLIQAED) is designed to provide a broad measure of the liquid alternative event driven market. **The HFRX Event Driven Index** is comprised of managers with positions in companies currently or prospectively involved in corporate transactions of a wide variety including but not limited to mergers, restructurings, financial distress, tender offers, shareholder buybacks, debt exchanges, security issuance or other capital structure adjustments. Security types can range from most senior in the capital structure to most junior or subordinated, and frequently involve additional derivative securities. Event Driven exposure includes a combination of sensitivities to equity markets, credit markets and idiosyncratic, company specific developments. Investment theses are typically predicated on fundamental characteristics (as opposed to quantitative), with the realization of the thesis predicated on a specific development exogenous to the existing capital structure. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the


investment; **A basis point** (often denoted as bps) is a unit equal to 1/100 of a percentage point and can be summarized as follows: 1% change = 100 basis points and 0.01% = 1 basis point; **Correlation** is calculated using R-Squared; which is a measure that represents the percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with low R-squared doesn't act much like the index.

*The SEC does not endorse, indemnify, approve nor disapprove of any security.*

The Merger Fund® and WCM Alternatives: Event-Driven Fund is distributed by Quasar Distributors, LLC. The Merger VL is available through variable products offered by third-party insurance companies and is not affiliated with Quasar Distributors, LLC. The Dunham Monthly Distribution Fund, which is sub-advised by Westchester Capital Management, LLC, is distributed by Dunham and Associates Investment Counsel, which have no affiliation with Quasar Distributors, LLC.

(This Page Intentionally Left Blank.)



# Westchester Capital
## F U N D S

# The Merger Fund VL
## A Westchester Capital Fund

Ticker Symbol
MERVX



# Contents

**About Us**

- Improving Investor Outcomes
- Westchester Capital Management, LLC
- Key Milestones
- What Sets WCM Apart?
- Global Reach
- Absolute Returns
- Institutional Discipline

**Historical Performance**

- Average Annual Returns vs. Market Indices
- Result of Managing Risk
- Monthly Performance
- Effect of a Rising Rate Environment

**Investment Overview**

- Portfolio Manager Background
- Investment Philosophy
- Investment Process
- Portfolio Construction
- Risk Management
- Why Invest with Us?

**Meet our Team**

- Investment Management Team
- Business and Operations Management
- Contact Details

**Important Disclosures**



# About Us

Westchester Capital
F U N D S

# Improving Investor Outcomes

Many investors express their investment objectives and long-term goals with a specific need in mind:

| | |
|---|---|
| College and Education Expenses | Wealth Preservation |
| Financing Retirement | Purchase of a Home |
| Wealth Transfer | Supplemental Income Generation |

By combining The Merger Fund VL with traditional asset classes, investors have the opportunity to enhance investment performance potential in any market environment because it may **stabilize** portfolio returns and **reduce** investment risk.

# Westchester Capital Management, LLC

## Firm
- Founded in 1980
- Over 400,000 investors worldwide

## People
- Institutional infrastructure supported by best-in-class service providers
- Principals and employees invested alongside clients
- There has been no investment professional turnover since firm inception, aside from retirement

## Scale
- Access to top-tier law firms and industry consultants; enhanced relationships with sell-side analysts, traders, and stock-loan departments
- Extensive research budget



Westchester Capital Management      USD 4.7 Billion[1]

Westchester Capital Funds

(Liquid Alternatives)

| Merger Arbitrage | Multi-Event |
|---|---|
| **USD 3.9 Billion** | **USD 702.5 Million** |
| The Merger Fund | Dunham Monthly Distribution Fund |
| The Merger Fund VL | WCM Alternatives: Event-Driven Fund |
| Westchester Merger Arbitrage Strategy sleeve of the JNL Multi-Manager Alternative Fund | JNL/Westchester Capital Event Driven Fund |

**Over 30 years** of delivering alternative investment solutions for institutional and individual investors.

[1] As of June 30, 2016. Westchester Capital Management – Founded in 1980. Assets under management includes USD 54.4 million in private funds advised by Westchester Capital Management, LLC's affiliated invested advisor. Figures may not add due to rounding.

Westchester Capital FUNDS

# Key Milestones

| | |
|---|---|
| 1980 | Westchester Capital Management ("WCM") is founded. |
| 1987 | WCM launches a domestic hedge fund. |
| 1989 | The Merger Fund® is launched – the first mutual fund dedicated to merger arbitrage in the industry. |
| 1996 | WCM launches an offshore hedge fund. |
| 2004 | The Merger Fund VL is launched. |
| 2005 | U.S. and offshore hedge funds are combined into a master/feeder structure. |
| 2008 | WCM becomes the Sub-Advisor to the Dunham Monthly Distribution Fund, a multi-event strategy. |
| 2011 | The MLIS-Westchester Capital Merger Arbitrage UCITS Fund is launched. |
| 2012 | Green & Smith Investment Management L.L.C.[1], the hedge fund Adviser, registers with the U.S. Securities and Exchange Commission. |
| 2014 | The WCM Alternatives: Event-Driven Fund is launched. |
| 2015 | WCM becomes the Sub-Advisor to the JNL/Westchester Capital Event Driven Fund, a multi-event strategy. |
| 2016 | WCM becomes the Sub-Advisor to the Westchester Merger Arbitrage Strategy sleeve of the JNL Multi-Manager Alternative Fund. |

[1]As of September 2013, Hudson Valley Partners, L.P. was renamed WCM Hudson Valley Partners, L.P.; The Merger Fund Ltd. was renamed WCM Merger Fund Ltd.; GS Master Trust was renamed WCM Master Trust and Green & Smith Investment Management L.L.C. was renamed Westchester Capital Partners, LLC.

# What Sets WCM Apart?

## Expertise

Having invested in over 4,000 corporate reorganizations and other event-driven situations over two decades, we are among the most experienced investors in our discipline.

## Global Reach

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

## Absolute Returns

Strong investment process focused on absolute returns (attractive, risk-adjusted returns – largely independent of market moves.) Sophisticated and comprehensive risk controls designed to  limit volatility.

# Expertise

We manage the assets of some of the world's leading institutions and high net worth investors.

➢ **Pioneer in "liquid alternative" investments:** The Merger Fund®, launched in 1989, was the first mutual fund devoted exclusively to event-driven strategies, primarily merger arbitrage, typically the domain of higher-fee hedge funds.

➢ **Continuity of investment team:** Our portfolio management team has worked together for close to 20 years through a variety of market cycles.

➢ **Trusted advisor**: Approximately $4.7 billion in AUM with over 400,000 investors worldwide.

➢ **Proven track record:** Only three negative years since Firm's inception in 1980.

➢ **Aside from retirement, there has been no investment professional turnover since firm inception:** The team has evaluated more than 10,000 potential transactions, and invested in over 4,500 corporate reorganizations, over 98% of which were successfully completed.

# Global Reach

Expertise | Global Reach | Absolute Returns

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

- Worldwide focus - "Go where the opportunities are"

- Extraordinary buying power

- Access to top-tier global experts; enhanced relationships with sell-side analysts, traders, and stock-loan departments

| Global Networks | U.S. & Foreign Anti-Trust Counsel | Economic Advisors |
| --- | --- | --- |
| | U.S. & Foreign Regulatory Counsel | Political Experts |
| | Industry Consultants | Counterparty Risk Consultants |

Westchester Capital
FUNDS

9

# Absolute Returns

Risk management is key product differentiator

**ABSOLUTE RETURN = DOWNSIDE PROTECTION, UPSIDE PARTICIPATION**

- Absolute return strategies have historically had low correlation (beta) with those of the stock or bond market;

- Absolute return strategies have historically been less volatile than equity markets as represented by standard deviation;

- Absolute return strategies have historically been positively correlated with interest rates, or the cost of capital; therefore if interest rates rise, the strategy may provide a hedge to the decreased value of bonds.

Westchester Capital
FUNDS

# Institutional Discipline

Global Reach | Absolute Return Focus | **Institutional Discipline**

Westchester Capital strategies meet the rigorous standards of institutional investors, giving private clients what the world's most demanding institutions get.

**PEOPLE**

- Depth and experience of investment talent
- Continuity of investment team leadership

**PROCESS**

- Fundamentally sound and repeatable
- Commitment to risk management

**PHILOSOPHY**

- Disciplined and consistently applied
- Focus on compounding capital positively through all market cycles

**PERFORMANCE**

- Competitive, risk-adjusted returns over time
- Consistency and *explain-ability* of results

Institutional investors employ a checklist of rigorous standards against which they evaluate investment managers.

**At Westchester Capital, we believe in providing the same investment strategies that meet our institutional clients' requirements to all our clients, regardless of the size of their accounts.**

# Historical Performance



Westchester Capital
FUNDS

# Average Annualized Returns vs. Market Indices

Inception, June 1, 2004 to June 30, 2016

| | QTD | YTD | 1-year | 3-year | 5-year | Since Inception |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 0.00% | 0.86% | -0.78% | 1.59% | 1.00% | 4.79% |
| S&P 500 | 2.46% | 3.84% | 3.99% | 11.66% | 12.10% | 7.55% |
| Barclays Agg. Bond | 2.22% | 5.32% | 6.04% | 4.07% | 3.77% | 4.78% |

The Fund's net operating expenses are 1.40%.[1]

| | Standard Deviation | Sharpe Ratio* | R-Squared | Beta | Max NAV Decline | Max Drawdown Length | Months to Recover |
|---|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.67% | 1.02 | 0.34 | 0.19 | -7.22% | 3 | 4 |
| S&P 500 | 14.19% | 0.58 | 1.00 | 1.00 | -50.95% | 16 | 37 |
| Barclays Agg. Bond | 3.17% | 1.49 | 0.00 | 0.00 | -3.82% | 7 | 2 |

* 3-month T-Bill used for risk-free rate.

As of the April 22, 2016 Prospectus, the Fund's total annual operating expense ratio was 2.60%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2017 only with approval of the Board of Trustees), total annual operating expenses were 1.82%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. These charts reflect the performance of The Merger Fund VL from June 1, 2004, the first full month of the life of the Fund, through June 2016. Total return and average annual returns are historical and reflect changes in share price, reinvestment of dividends and capital gains and are net of expenses. Current performance may be lower or higher than the figures shown. Investment return and principal value will fluctuate so, upon redemption, shares may be worth more or less than their original cost. The Merger Fund VL is available through variable products offered by third-party insurance companies. To obtain the most recent month end performance information and a prospectus, please contact your financial advisor or the offering insurance company or call (800) 343-8959.

# Upside Participation and Downside Mitigation

## Comparison of historical index performance
Inception – June 30, 2016



Source: Pertrac, Westchester Capital Management. Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted.

# The Merger Fund VL

Monthly, Inception – June 30, 2016

| | JAN | FEB | MAR | APR | MAY | JUN | JUL | AUG | SEP | OCT | NOV | DEC | YTD |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **2016** | -0.96 | 0.29 | 1.54 | -0.95 | 1.34 | -0.38 | | | | | | | **0.86** |
| **2015** | -0.18 | 1.66 | -0.09 | 0.09 | 0.45 | -1.17 | -0.18 | -1.10 | -1.30 | 1.31 | -0.46 | 0.11 | **-0.90** |
| **2014** | -0.55 | 1.10 | 0.09 | 0.45 | 1.00 | 0.81 | -0.53 | 0.89 | -1.33 | -1.17 | 0.45 | 0.18 | **1.37** |
| **2013** | -0.57 | 0.19 | 0.67 | 0.28 | 0.09 | -0.28 | 1.04 | 0.09 | 0.84 | 0.74 | 0.09 | 0.63 | **3.88** |
| **2012** | -0.10 | 0.96 | 0.28 | 0.38 | -1.51 | 0.19 | 0.29 | 0.95 | -0.19 | -1.04 | 1.05 | 1.26 | **2.52** |
| **2011** | 0.91 | 0.45 | 1.61 | 0.88 | 0.00 | -0.35 | -1.66 | -2.85 | -1.19 | 2.13 | 0.82 | 0.24 | **0.87** |
| **2010** | 0.56 | 0.74 | 0.74 | -0.27 | -1.93 | 0.84 | 1.30 | 0.83 | 1.18 | 0.45 | 0.18 | 0.59 | **5.30** |
| **2009** | 0.71 | -0.50 | 4.04 | 1.26 | 0.77 | 0.57 | 0.57 | 1.13 | 0.74 | 0.09 | 0.55 | 1.34 | **11.80** |
| **2008** | -2.61 | 2.37 | -1.51 | 4.40 | 3.62 | -3.59 | 2.55 | 2.68 | -3.17 | -2.50 | 0.10 | 1.85 | **3.79** |
| **2007** | 1.30 | 1.45 | 0.42 | 0.92 | 1.99 | -0.24 | -1.55 | 1.16 | 0.25 | 1.31 | -4.36 | -0.39 | **2.11** |
| **2006** | 2.37 | 1.96 | 1.31 | 0.52 | 1.29 | 3.05 | 0.58 | 1.55 | 0.81 | 0.80 | 0.08 | 1.14 | **16.55** |
| **2005** | 0.00 | 0.09 | 0.94 | 0.00 | 1.31 | 0.46 | 1.38 | 0.72 | 0.27 | -3.67 | 1.86 | 1.19 | **4.53** |
| **2004** | - | - | - | - | -0.40 | 0.30 | -1.40 | 1.52 | 0.80 | 0.79 | 1.97 | 2.32 | **6.00** |

Inception: May 26, 2004. Past performance is no guarantee of future results

# Effect of a Rising Rate Environment

**Unlike bond portfolios, the returns of merger arbitrage strategies tend to correlate positively with interest rate levels.**

As rates increase…



…rates of return potential rise for merger arbitrage transactions.

**Therefore, if interest rates rise, the strategy may provide a hedge to the decreased value of bonds in a portfolio.**

# Investment Overview



Westchester Capital
FUNDS

# Portfolio Manager Background

**Roy D. Behren,** *Managing Member*

- Portfolio Manager – Westchester Capital Management; 2007 - Present
- Analyst – Westchester Capital Management; 1994 - 2006
- Enforcement Attorney – Securities and Exchange Commission; 1987 - 1994
- BS, Economics – The Wharton School; J.D. – University of Miami Law School; LL.M in corporate law – New York University of Law

**Michael T. Shannon CFA,** *Managing Member*

- Portfolio Manager – Westchester Capital Management; 2007 - Present
- Senior Vice President, Mergers and Special Situations – D.E. Shaw & Co.; 2005 - 2006
- Analyst – Westchester Capital Management; 1996 - 2005
- Corporate Finance, Mergers & Acquisitions and Equity Research Group – J.P. Morgan & Co.; 1988 - 1996
- BS, Finance – Boston College

Westchester Capital FUNDS

18

# Investment Philosophy

**The Merger Fund VL** seeks to achieve capital growth by investing principally in securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions

**A portfolio derived from high conviction ideas from global markets**

**We:**

**Invest in highly liquid situations across the globe**

- Although we invest principally in equities, we are capital-structure agnostic.

**Focus on absolute returns, not relative value**

- We seek to hedge directional correlation and exposure both at the individual deal level and at the macro level, and

- At the same time, we concentrate on minimizing volatility and deal-completion risk.

**Avoid speculative situations; we do not invest on rumor**

- Every investment thesis must be fact-based and should have a defined timeline and expected rate of return.

**Our investments are predicated** *primarily* **on the successful completion of the corporate event.**

# Investment Process

## Idea Generation

- Monitor and analyze publicly available information to identify attractive merger-arbitrage situations and other event-driven opportunities

## Analysis

- Forecasts of the trade's upside, downside and probability of success
  - Primary research may include, company visits and input from competitors and customers, legal counsel (including specialists in antitrust, regulatory, telecommunications and intellectual property law), economists, industry consultants and sell-side analysts

## Portfolio Optimization

- Security selection, position sizing and ongoing monitoring
  - Calculation of both the expected return (reward) and variability (risk) of the outcomes
  - Ranking the potential investments we are tracking to determine appropriate entry prices
  - We favor positions with higher reward-to-risk ratios rather than higher gross returns



Review of Merger Agreement
Company Meetings & Presentations
Quantitative Risk Management Analysis
Sell-side Research
Macroeconomic Analysis
Qualitative Business Analysis
Consultation with Outside Experts
Investment Inputs

# Risk Management

Our goal is to expose our clients only to the risk of deal success, rather than directional correlation to interest rate or stock market risk.

| **Deal Hedge** | **Stock-for-Stock transaction**: fully sell short the appropriate number of acquiring company shares that are to be received as consideration for the transaction.<br><br>**Cash Transaction**: given that the dollar value to be received is fixed, we will purchase shares of the target company only.<br><br>• *Residual Market or Beta Exposure*: may hedge through use of macro sector hedges, typically via put options. |
| --- | --- |
| **Currency Hedge** | **Foreign Transactions**: For transactions in which the cash consideration is not paid in U.S. dollars, currency exposure is hedged by making forward sales of the currency to be received. The forward sale is timed to settle on the expected date of deal completion. |
| **Macro Hedge** | During extreme market conditions there can occasionally be increased correlation among theoretically uncorrelated assets. For such situations, the Fund may hold a market hedge, often referred to as a "macro hedge," which are typically structured as index put options or option spreads. |
| **Sell Discipline** | • **When the risk/reward relationship is no longer favorable**<br>• **When there is concern about the status of the transaction** |

# Why Invest with Us?

**The Merger Fund VL** offers investors access to an alternative investment strategy in *a tax-advantaged, regulated and transparent vehicle with daily liquidity.*

- **Having invested in more than 4,500 corporate reorganizations** over more than 30 years, Westchester Capital Management is a recognized expert in event-driven investing.
- **The Merger Fund® launched in 1989** and was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.
- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.

By including **The Merger Fund VL** in a diversified portfolio, investors have an opportunity to create more efficient portfolios, targeting both steady gains and wealth preservation through up and down markets alike.



Meet Our Team

Westchester Capital
F U N D S


Roy Behren
Managing Member, Portfolio Manager
Michael Shannon
Managing Member, Portfolio Manager
Bruce Rubin
Chief Operating Officer
Jody Harris-Stern
Director of Strategic Accounts and Investor Relations
Thomas Macior
Director of Business Development
Abraham Cary
Analyst/Head Trader
Robert Lynch
Director of Research
Jennifer Coppola-Simpson
Controller
Jane Perl
Director of Operations
Benjamin Kunofsky
Trader
Steven Tan
Senior Analyst
Amy Nazimiec
Associate Compliance Officer
Laura Morgan
Associate Operations Manager
Michael Corigliano
Analyst/Trader
Robin Grosso
Associate Operations Manager
Stacey Fornabaio
Associate Operations Manager

Westchester Capital Management, LLC is an investment adviser registered with the United States Securities and Exchange Commission. SEC registration was effective December 2010 – SEC no. 801-72002. Westchester Capital's affiliated company, Westchester Capital Partners LLC, is the adviser to our hedge fund. As of June 2016.


FUNDS

# Investment Management Team



**Roy D. Behren**, *Managing Member, Portfolio Manager*

Roy came to WCM in 1994 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. He was also their Chief Compliance Officer from September 2002 through June 2010. After earning a B.S. in Economics at The Wharton School, he received a J.D. degree from the University of Miami Law School and an LL.M. degree in corporate law from the New York University School of Law. In 1987, he joined the U.S. Securities and Exchange Commission's New York Regional Office, where he worked as an enforcement attorney for seven years prior to starting his investment career at WCM. From 2004 through 2006, Roy served as a member of Redback Networks' Board of Directors and its Audit Committee.



**Michael T. Shannon**, *Managing Member, Portfolio Manager*

Michael joined WCM in 1996 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. After receiving a B.S. in Finance from Boston College, he started his career at J.P. Morgan in 1988 where he worked in the firm's corporate finance, mergers & acquisitions and equity research departments for eight years. He then joined WCM where he was Director of Research for nine years. After two years as Senior Vice President in charge of Mergers and Special Situations at D.E. Shaw & Co., he rejoined WCM in 2006. Mike holds a Chartered Financial Analyst certification and is a member of the New York Society of Security Analysts and the CFA Institute.

# Investment Management Team (cont.)



**Robert K. Lynch**, *Director of Research*
Robert was hired as WCM's Director of Research in May 2005. He graduated from Brown University and received his M.B.A. from Columbia University. Rob started his career in 1999 as a senior risk arbitrage analyst in the equity derivatives group at Société Générale where he spent 13 years. He then spent two years as a Director at Credit Suisse First Boston, where he was the senior analyst on the risk arbitrage proprietary desk prior to joining WCM.



**Abraham R. Cary**, *Head Trader and Research Analyst*
Abe is WCM's Head Trader, having joined the firm in January 2002. After graduating from Middlebury College with a B.A. in Geography and French, Abe started his career in 1997 with the equity derivatives group at Société Générale where he spent two years as a risk arbitrage trader. He then spent two years as Vice President and Senior Trader on the risk arbitrage desk of Crédit Lyonnais before joining WCM.



**Steven V. Tan**, *Senior Analyst*
Steven joined WCM as Senior Analyst in January 2012. He graduated from Wesleyan University with a B.A. in Mathematics and Economics, and received his M.B.A. from the Harvard Business School. After graduating from college, Steven started his career in 2000 as a mergers and acquisitions analyst at Dresdner Kleinwort Wasserstein where he spent three years. After graduate school, he was Vice President at Avenue Capital for six years where he was a senior analyst in the Event-driven Group and later in the High Yield and Distressed Group. From 2009 to 2011, he served as a member of the board of directors of Magnachip Semiconductor.

# Investment Management Team (cont.)



**Benjamin E. Kunofsky**, *Trader*
Ben started his career at WCM as an Assistant Trader in 2010. Ben graduated from Middlebury College, completing his B.A. in Mathematics and Religion.



**Michael Corigliano,** *Analyst/Trader*
Michael joined WCM in 2015 as an Analyst, with broad equity derivatives experience, including a deep expertise in options modeling. Prior to joining WCM, Michael was an Equity Derivatives Trader at Capstone Investment Advisors from 2007 to 2010. Michael was then a Portfolio Manager at Bell Curve Capital, a derivatives-focused hedge fund, for four years prior to joining WCM. Michael graduated from the University of Pennsylvania's School of Engineering in 2006, with a Bachelor of Applied Science.

# Business and Operations Management



**Bruce J. Rubin**, *Chief Operating Officer*
Bruce joined WCM as Chief Operating Officer in 2010. He holds a B.A. from Stanford University and a J.D. from Stanford Law School. Bruce started his career in 1984 practicing law for five years at Willkie Farr & Gallagher. He then held a number of positions at major Wall Street firms, including four years as President and CEO of PaineWebber Properties and three years as CAO at Lightyear Capital, a private equity fund. Prior to joining WCM, Bruce spent five years at Seneca Capital, an event-driven hedge fund, as Chief Operating Officer.



**Jody Harris-Stern**, *Director of Strategic Accounts and Investor Relations*
Jody joined WCM as Director of Business Development in 2010. She received a B.A. from Saint Michael's College in Business and Economics. Jody began her career in 1997 at Zweig Advisers and held a number of positions within the firm over four years. She then spent over eight years in senior management positions at UBS, specializing in business development, marketing and investor relations. Prior to joining WCM, Jody was Chief Marketing Officer at Southridge LLC, a hedge fund in Connecticut.



**Thomas Macior**, *Director of Business Development*
Tom joined WCM as the Director of Business Development in December 2013. He received his B.A. from the University of Iowa and his M.B.A. in Entrepreneurship and Finance from DePaul University. Tom began his career in sales and marketing at Harris Investment Management. After ten years with Harris, he continued to raise assets for several other firms, including Banc One Investment Advisors, Principal Global Investors and Oakbrook Investments. Most recently, he was a Director at Allianz Global Investors, raising assets in a broad array of disciplines and strategies.

**Westchester Capital**
F U N D S

# Business and Operations Management (cont.)



**Jennifer A. Simpson**, *Controller*
Jennifer joined WCM as Assistant Controller in 2011, and was promoted to Controller in 2012. She graduated from Pace University with both a B.B.A. and M.B.A. in Accounting. Jennifer began her career in 2003 where she spent eight years in Ernst & Young's New York FSO Assurance Practice serving asset management clients including hedge funds, private equity funds, fund of funds, and management companies. Jennifer is also a certified public accountant licensed in New York State.



**Amy L. Nazimiec,** *Associate Compliance Officer*
Amy joined WCM as Associate Compliance Officer in 2015. She graduated from Brandeis University with a B.A. in Economics. Amy began her career in 2005 at BlackRock and gained additional experience in operations and compliance at Old Mutual Asset Management Trust Company. Prior to joining WCM she was a Compliance Analyst at Towers Watson Investment Services, Inc.



**Jane Perl, Laura Morgan, Robin Grosso and Stacey Fornabaio** comprise our middle office and operational staff. Jane has been with Westchester Capital Management since 1988, Stacey since 1996, Robin since 2000 and Laura since 2005. They are an experienced and critical component of our investment management and control infrastructure.

# Contact Information

**Investment Adviser:** Westchester Capital Management, LLC

100 Summit Lake Drive ■ Valhalla ■ New York 10595

**Website:**

www.westchestercapitalfunds.com

**Shareholder Services:** The Merger Fund c/o U.S. Bancorp Fund Services, LLC

P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201 ■ (800) 343-8959

**Investment Professionals: Sales Support**

*Director of Strategic Accounts and Investor Relations: Jody Harris-Stern*

914-741-5600 ■ jharris-stern@mergerfund.com

*Director of Business Development: Thomas Macior*

914-741-5600 ■ tmacior@mergerfund.com

# Important Disclosures

The opinions expressed in this presentation are those of Westchester Capital Management, LLC and are subject to change. No part of this presentation may be reproduced or redistributed in any form, or referred to in any publication, without express written permission of Westchester Capital Management, LLC. It is not intended to be read in isolation and may not provide a full explanation of all the topics that are presented or discussed. This presentation does not constitute an offer to sell or a solicitation to offer to buy any securities and nothing in this presentation shall limit or restrict the particular terms of any specific offering. Any statements made regarding investment performance expectations, risk and/or return targets shall not constitute a representation or warranty that such investment objectives or expectations will be achieved.

Mutual fund investing involves risk. Principal loss is possible. The principal risks associated with the Fund include: Merger and Event-Driven Risk, Hedging Transactions, Management Risk, Portfolio Turnover Risk, Derivatives Risk, Foreign Investing, Debt Securities Risk, Leveraging Risk, Non-Diversification Risk, Short Selling Risk and Market Risk.

As a non-diversified fund, the Fund has a greater potential to realize losses upon the occurrence of adverse events affecting an issuer in its portfolio.

This presentation is not intended to be complete, and material aspects of the descriptions contained herein may change at any time. If you express an interest in investing in the Fund, you will be provided with a prospectus and an annual or semi-annual report (the "Fund Documents"). You should review the Fund Documents and risk factors disclosed in the Fund Documents carefully prior to making a decision to invest. You should only rely on the information contained in the Fund Documents in making your decision to invest.

Distribution of this information to any person other than the person to whom this information was originally delivered and to such person's advisors is unauthorized and any reproduction of these materials, in whole or in part, or the disclosure of any of the contents, without prior consent of Westchester Capital Management is prohibited. The information herein is not intended to provide, and should not be relied upon for, accounting, legal or tax advice or investment recommendations. You should consult your tax, legal, accounting or other advisors about the issues discussed herein. Notwithstanding anything to the contrary herein, each recipient of this summary (and each employee, representative or agent of such recipient) may disclose to any person, without limitation, the tax treatment and tax structure of (i) the Fund and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) relating to such tax treatment and tax structure.

Some information contained herein is based on data obtained from recognized statistical services sources, believed to be reliable. However, we have not verified such information, and we do not make any representations as to its accuracy or completeness. The volatility of the indices may be materially different from the individual performance attained by a specific investor. In addition, the Fund's holdings may differ significantly from the securities that comprise the indices. The indices have not been selected to represent an appropriate benchmark, but rather are disclosed to allow for comparison of The Merger Fund® and The Merger Fund VL's performance. Investors cannot directly invest in the indices.

Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, inc., the Fund's prior investment advisor.

Definitions: **S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; The **Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment.